UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)

New Germany Fund Inc. (GF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

644465106

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 644465106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Coalition for Shareholder Democracy

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  N/A

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  N/A

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

4,473,867

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

18.04%

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 644465106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bulldog Investors, Phillip Goldstein, Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  N/A

  8. Shared Voting Power

  2,104,899

  9. Sole Dispositive Power

  2,104,899

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,104,899

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

8.49%

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 644465106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,231,668

  8. Shared Voting Power

  0

  9. Sole Dispositive Power

  1,231,668

  10. Shared Dispositive Power

  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,231,668

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

4.97%

14. Type of Reporting Person (See Instructions)

IA

CUSIP No.: 644465106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Laxey Partners Limited, Andrew Pegge and Colin Kingsnorth

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

British

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,137,300

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,137,300

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,137,300

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

4.56%

14. Type of Reporting Person (See Instructions)

N/A

This statement constitutes Amendment No. 12 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 4 IS AMENDED AS FOLLOWS:

Item 4. Purpose of Transaction.

The shares have been purchased for investment purposes.

ITEM 5 IS AMENDED AS FOLLOWS:

Item 5. Interest in Securites of the Issuer.

(a) and (b) As per the semi-annual report dated June 30, 2006 there were 24,804,698 shares of GF outstanding. The percentage set forth in this item (5a) was derived using such number. The Coalition for Shareholder Democracy is deemed to be the beneficial owners of 4,473,867 shares of GF or 18.04% of the outstanding shares.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 2,104,899 shares of GF or 8.49% of the outstanding shares. Power to vote or dispose securities resides with Phillip Goldstein, Andrew Dakos or with the beneficial owners of managed accounts.

Karpus Investment Management represents beneficial ownership of 1,231,668 shares or 4.97% of the outstanding shares. Apogee Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.56%, Dana R. Consler owns 0.71% and Cody B. Bartlett Jr. owns 0.51%. Apogee Partners L.P. owns 68,900 shares of GF. Canalview Partners L.P. is also a hedge fund managed by Karpus Invesment Managment, of which Kathy Crane owns 0.79%, Karpus Profit Sharing Plan owns 5.16% and Thomas Duffy owns 0.10%. Canalview Partners L.P. currently owns 44,700 shares of GF. Garnsey Partners L.P. is also a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.47%, Kathy Crane owns 0.08% and Jo Ann Van Degriff owns 0.07%. Garnsey Partners L.P. currently owns 34,400 shares of GF. Additionally, Karpus Investment Management Defined Benefit Plan currently owns 430 shares, Karpus Investment Management Profit Sharing Plan owns 7,125 shares, George W. Karpus owns 8,515 shares, Jo Ann Van Degriff owns 3,865 shares and Dana R. Consler owns 665 shares. None of the other principals of KIM presently owns shares of GF.

Colin Kingsnorth and Andrew Pegge have the authority to dispose and/or vote shares beneficially owned by the following entities:

Value Catalyst Fund Limited      289,114
Laxey Investors Limited      149,816
Laxey Investors LP       123,576
Laxey Universal Value LP          41,882
LP Value Ltd       238,298
Altima Sicav Plc       118,804
Sprugos           60,450
LEAF            36,860
LPALP     78,500
(c) During the last sixty days the following shares of common stock were traded:

Bulldog Investors

 Date  Shares  Price
 There were no transactions for the last 60 days.

Karpus

 Date  Shares  Price
 12/4/2006  1,300   $13.80
 12/5/2006  5,000  $13.94
 12/5/2006  -80  $13.96
 12/8/2006  -360  $14.09
 12/13/2006  280   $14.10
 12/14/2006  2,000   $14.17
 12/29/2006  2,000   $14.47
 1/3/2007  750  $14.59
 1/3/2007  -135   $14.60
 1/5/2007  -50   $14.52
 1/9/2007  540   $14.57
 1/10/2007  1,795   $14.25
 1/10/2007  -65   $14.39
 1/11/2007  500   $14.51
 1/17/2007  20   $14.60
 1/26/2007  -300   $14.91
 1/29/2007  -2,380  $15.00
 2/1/2007  -45   $15.46
 2/2/2007  -4,000   $15.56
Laxey, Andrew Pegge and Colin Kingsnorth

 Date  Shares  Price
 12/19/2006  500  $14.12
(d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

ITEM 6 IS AMENDED AS FOLLOWS:

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The filing persons have formed an informal group ("The Coalition for Shareholder Democracy") with the unwritten objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares. The Coalition for Shareholder Democracy beneficially owns 18.04% of the issuer's outstanding shares. The members of the Coalition for Shareholder Democracy have not agreed to jointly take any specific measures to achieve the group's objective and they have no agreement to buy, sell, hold or vote their shares together. Any member of The Coalition for Shareholder Democracy may take actions it deems to be consistent with the group's objective without the consent of any other members of the group. In addition, any member of the Coalition for Shareholder Democracy may act in the best interests of its own clients regardless of whether such action is in the best interest of the group.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   February 6, 2007

By:   /s/
Name:   Phillip Goldstein
Date:   February 6, 2007

By:   /s/
Name:   Andrew Dakos
Date:   February 6, 2007

By:   /s/
Name:   Colin Kingsnorth
Date:   February 6, 2007

By:   /s/
Name:   Andrew Pegge
Date:   February 6, 2007